UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 23, 2025

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Washington	000-20288	91-1422237
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 A Street
Tacoma, WA 98402
(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code: (253) 305-1900

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act of (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act of (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, No Par Value	COLB	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) of Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Columbia Banking System, Inc., a Washington corporation (“Columbia”), and Pacific Premier Bancorp, Inc., a Delaware corporation (“Pacific Premier”), issued a joint press release on April 23, 2025 announcing the execution of the Merger Agreement (as defined below). A copy of the press release is furnished as Exhibit 99.1 and incorporated herein by reference. Columbia also intends to provide supplemental information regarding the transactions disclosed under Item 8.01 of this Current Report on Form 8-K in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are furnished as Exhibit 99.2 and are incorporated herein by reference.

The information contained in this Item 7.01, as well as Exhibits 99.1 and 99.2 referenced herein, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 8.01	Other Events.

On April 23, 2025, Columbia entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Columbia, Pacific Premier and Balboa Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Columbia (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Pacific Premier (the “Merger”), with Pacific Premier surviving the Merger (the “Surviving Corporation”), (ii) immediately following the Merger, the Surviving Corporation will be merged with and into Columbia (the “Second Step Merger”), with Columbia continuing as the surviving entity in the Second Step Merger and (iii) promptly following the Second Step Merger, Pacific Premier Bank, National Association, a national banking association and a wholly owned subsidiary of Pacific Premier, will merge with and into Umpqua Bank, an Oregon state-chartered commercial bank and a wholly owned subsidiary of Columbia, with Umpqua Bank continuing as the surviving bank.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

99.1	Press Release, dated April 23, 2025

99.2	Investor Presentation, dated April 23, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the

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banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December  31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available here) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December  31, 2024, which is on file with the SEC (available here) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

PARTICIPANTS IN THE SOLICITATION

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  25, 2025 (available here); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  3, 2025 (available here); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  28, 2025 (available here); in the sections entitled “Compensation of Non-Employee

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Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April  7, 2025 (available here); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Columbia Banking System, Inc.
(Registrant)

By:	/s/ Ronald L. Farnsworth
Name:	Ronald L. Farnsworth
Title:	Chief Financial Officer

Dated: April 23, 2025

Exhibit 99.1

Columbia Banking System to Acquire Pacific Premier

Bancorp, Expanding the Premier Business Bank in the West

Natural Combination of the Western Region’s Leading Business Banks Builds Market Presence and Drives Financial Performance

TACOMA, Wash. and IRVINE, Cal., April 23, 2025/PRNewswire/ — Columbia Banking System, Inc. (“Columbia”) (Nasdaq: COLB), the parent company of Umpqua Bank, and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (Nasdaq: PPBI), the parent company of Pacific Premier Bank, National Association, jointly announced today that they have entered into a definitive merger agreement, pursuant to which Columbia will acquire Pacific Premier in an all-stock transaction. The combined company will have approximately $70 billion in assets and will be a market leader in the largest banking markets within the Western U.S.

Clint Stein, President, CEO, and Director of Columbia, said, “This combination truly establishes the leading banking franchise in the Western region. It is a natural and strategic fit that strengthens our competitive position in Southern California, enhances our service offerings, and elevates our performance. We are pleased to welcome Pacific Premier’s clients, employees, and stockholders to Columbia and are excited for what we will accomplish together for the benefit of all of our stakeholders and the communities we serve.”

Steve Gardner, Chairman, President, and CEO of Pacific Premier, said, “We have worked tirelessly for more than two decades to build a strong franchise at Pacific Premier. We are thrilled to have the opportunity to join Columbia, a company whose culture, business model, and credit discipline align with our own. The combination of these two companies operating in growing markets provides a great opportunity for our teams to continue to deliver high-quality, relationship-based banking products, services, and expertise to our clients, and to continue to generate long-term value for our stockholders.”

Pursuant to the terms of the definitive merger agreement, Pacific Premier stockholders will receive 0.9150 of a share of Columbia common stock for each Pacific Premier share they own. The merger is valued at approximately $2.0 billion, or $20.83 per Pacific Premier share, based on Columbia’s closing stock price of $22.77 on April 22, 2025. Following closing, Pacific Premier stockholders will own approximately 30% of Columbia’s outstanding shares of common stock. Three Pacific Premier directors, including Steve Gardner and two other current Pacific Premier directors to be mutually agreed by Columbia and Pacific Premier, will join the Columbia board upon the completion of the transaction. The definitive merger agreement was unanimously approved by the Boards of Directors of Columbia and Pacific Premier.

Strategic Benefits

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A Regional Bank Champion in the West – The acquisition enhances Columbia’s position as a leading regional bank throughout the West with over $57 billion in deposits, including nearly $21 billion in deposits in California, $17 billion in Oregon, and $16 billion in Washington.

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Builds Density and Accelerates Expansion – The combined company will benefit from enhanced scale in key market areas. Most notably, the transaction accelerates Columbia’s expansion in Southern California by approximately a decade, moving its deposit market share to a top-10 position.

•

Expands and Enhances Columbia’s Product Set – Pacific Premier’s strength in attractive, specialized, and nationwide banking verticals such as Homeowners Association (HOA) Banking and Custodial Trust will enhance Columbia’s product offering.

•	Enhances Products and Services for Pacific Premier Clients – Pacific Premier clients will gain access to Columbia’s robust Treasury Management products and Wealth Management services.

•

Supporting Communities and Employees – The combined company will continue to support local communities through volunteerism, charitable giving, and other bank-sponsored programs. Columbia will continue to foster an engaging work environment while providing additional opportunities to develop talent across a larger organization.

Financial Benefits

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Attractive Financial Impact – The transaction is projected to deliver mid-teens EPS accretion to Columbia (assuming fully phased-in cost savings), with tangible book value dilution earned back in three years (crossover method) under conservative transaction modeling assumptions.

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Capital Efficient – The transaction requires no outside capital, which will preserve the value creation for Columbia’s and Pacific Premier’s stockholders. Columbia’s pro forma capital ratios are expected to be nearly unchanged following closing of the transaction.

•

Improved Profitability – The combined company will be well positioned to achieve top-quartile profitability and operating metrics versus peers, including an anticipated 20% ROATCE and 1.4% ROAA in 2026, assuming fully phased-in cost savings.

•

Value Creation – The transaction is expected to deliver approximately $0.9 billion of value creation based on reasonable and highly achievable cost synergies (expense savings of $88 million after-tax capitalized at 12.5x, net of transaction expenses of $146 million after-tax).

Umpqua Bank Name Change

To ensure brand clarity as Umpqua Bank deepens its expansion throughout the West and to simplify the bank’s family of brands, Umpqua Bank plans to change its name to Columbia Bank later this year. The Columbia Bank name aligns with the holding company and a variety of other brands the bank operates today, including Columbia Wealth Management, Columbia Trust Company, Columbia Private Bank, and Columbia Wealth Advisors.

Timing and Expected Closing

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of Columbia’s and Pacific Premier’s stockholders. The transaction is anticipated to close in the second half of 2025.

Advisors

Piper Sandler & Co. acted as financial advisor to Columbia and Sullivan & Cromwell LLP acted as legal counsel. Keefe, Bruyette & Woods, A Stifel Company, acted as financial advisor to Pacific Premier and Holland & Knight LLP acted as legal counsel.

Joint Investor Conference Call

Columbia and Pacific Premier will hold a joint conference call regarding this announcement at 6:00 p.m. ET today. During the call, Columbia’s management team will also discuss its first quarter 2025 financial results, replacing the call previously scheduled for tomorrow.

Participants may join the audiocast or register for the call using the link below to receive dial-in details and their own unique PINs. It is recommended you join 10 minutes prior to the start time.

Join the audiocast: https://edge.media-server.com/mmc/p/ruitqcd6

Register for the call: https://register-conf.media-server.com/register/BIf5345fce534d4cddaaa08c0ab8dc548b

Access the replay through Columbia’s investor relations page:https://www.columbiabankingsystem.com/news-market-data/event-calendar/default.aspx

Access the replay through Pacific Premier’s investor relations page: https://investors.ppbi.com/news-webcast/webcasts/default.aspx

About Columbia Banking System, Inc.

Columbia (Nasdaq: COLB) is headquartered in Tacoma, Washington and is the parent company of Umpqua Bank, an award-winning western U.S. regional bank based in Lake Oswego, Oregon. Umpqua Bank is the largest bank headquartered in the Northwest and one of the largest banks headquartered in the West with locations in Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah, and Washington. With over $50 billion of assets, Umpqua Bank combines the resources, sophistication, and expertise of a national bank with a commitment to deliver superior, personalized service. The bank supports consumers and businesses through a full suite of services, including retail and commercial banking; Small Business Administration lending; institutional and corporate banking; and equipment leasing. Umpqua Bank customers also have access to comprehensive investment and wealth management expertise as well as healthcare and private banking through Columbia Wealth Advisors and Columbia Trust Company, a division of Umpqua Bank. Learn more at www.columbiabankingsystem.com.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. (Nasdaq: PPBI) is the parent company of Pacific Premier Bank, National Association, a nationally chartered commercial bank focused on serving small, middle-market, and corporate businesses throughout the western United States in major metropolitan markets in California, Washington, Oregon, Arizona, and Nevada. Founded in 1983, Pacific Premier Bank has grown to become one of the largest banks headquartered in the western region of the United States, with approximately $18 billion in total assets. Pacific Premier Bank provides banking products and services, including deposit accounts, digital banking, and treasury management services, to businesses, professionals, entrepreneurs, real estate investors, and nonprofit organizations. Pacific Premier Bank also offers a wide array of loan products, such as commercial business loans, lines of credit, SBA loans, commercial real estate loans, agribusiness loans, franchise lending, home equity lines of credit, and construction loans. Pacific Premier Bank offers commercial escrow services and facilitates 1031 Exchange transactions through its Commerce Escrow division. Pacific Premier Bank offers clients IRA custodial services through its Pacific Premier Trust division, which has over $18 billion of assets under custody and close to

31,000 client accounts comprised of self-directed investors, financial institutions, capital syndicators, and financial advisors. Additionally, Pacific Premier Bank provides nationwide customized banking solutions to Homeowners’ Associations and Property Management companies. Pacific Premier Bank is an Equal Housing Lender and Member FDIC. For additional information about Pacific Premier Bancorp, Inc. and Pacific Premier Bank, visit our website: www.ppbi.com.www.ppbi.com.

Forward-Looking Statements

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/000088734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

Participants in the Solicitation

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/000088734325000054/colb-20241231.htm#i6860d1bb88754f2d85d33ee6bd121966_493); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000887343/000088734325000152/colb-20250403.htm); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025

(available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1028918/000102891825000014/ppbi-20241231.htm); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1028918/000155837025004551/ppbi-20250519xdef14a.htm); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

Exhibit 99.2 Columbia Banking System’s Strategic Acquisition of Pacific Premier Bancorp, Inc. Expanding the Premier Business Bank in the West April 23, 2025

Disclaimers

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. ("Columbia") and Pacific Premier Bancorp, Inc. ("Pacific Premier") (the "Transaction"), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as "expect," "anticipate," "believe," "intend," "estimate," "plan," "believe," "target," "goal," or similar expressions, or future or conditional verbs such as "will," "may," "might," "should," "would," "could," or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia's or Pacific Premier's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia's and Pacific Premier's respective business strategies, including market acceptance of any new products or services and Columbia's and Pacific Premier's ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia's or Pacific Premier's share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties' ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia's issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia's Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the "SEC") (available here) and available on Columbia's investor relations website, www.columbiabankingsystem.com, under the heading "SEC Filings," and in other documents Columbia files with the SEC, and in Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available here) and available on Pacific Premier's website, www.investors.ppbi.com, under the heading "SEC Filings" and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Disclaimers (Continued)

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia's and Pacific Premier's shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC's website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

PARTICIPANTS IN THE SOLICITATION

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia's directors and executive officers is available in the sections entitled "Directors, Executive Officers and Corporate Governance" and "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in Columbia's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available here) ; in the sections entitled "Board Structure and Compensation," "Compensation Discussion and Analysis," "Compensation Tables," "Information about Executive Officers," "Beneficial Ownership of Directors and Executive Officers" and "Certain Relationships and Related Transactions" in Columbia's definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available here) ; and other documents filed by Columbia with the SEC. Information regarding Pacific Premier's directors and executive officers is available in the sections entitled "Directors, Executive Officers and Corporate Governance" and "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in Pacific Premier's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled "Compensation of Non-Employee Directors," "Security Ownership of Directors and Executive Officers," "Certain Relationships and Related Transactions," "Summary Compensation Table," "Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments," and "Summary of Potential Termination Payments" in Pacific Premier's definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available here) ; and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

Expanding the Premier Business Bank in the West

Increased Scale: Pro Forma Snapshot

$70B Assets | **$51B** Loans | **$57B** Deposits

Strong Financials: Top-Tier Profitability and Fortress Balance Sheet

~14% 2026E EPS Accretion

3 Years TBVPS Earnback

~1.4% Pro Forma 2026E ROAA

~20% Pro Forma 2026E ROATCE

~11% Pro Forma CET1 Ratio @ Close

Top Western-Region Headquartered Banks by Assets[1]



$18B
$23B
Cathay
$24B
axos
$25B[2]
$28B
WaFd
$34B
$52B
$70B
$76B
$83B
$88B
ZIONS

Scale in Southern California and Increased Presence in the Northwest



Seattle
Los Angeles
Columbia (296)
Pacific Premier (58)

1) Includes the 10 largest publicly traded banks headquartered in Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah and Washington with total assets less than $250 billion as of the most recently reported quarter

2) Mechanics Bank total assets shown pro forma for pending acquisition of HomeStreet, Inc.

Note: Financial data as of the most recently reported quarter

Source: S&P Capital IQ Pro, Company documents

4

Transaction Highlights

Strategically Compelling

- Accelerates Columbia's Southern California expansion strategy by ~10 years
- Creates a strategically cohesive regional powerhouse with ~$70B in assets
- Enhances presence in core Northwest markets and expands presence in new growth markets (e.g., Phoenix)
- Mark-to-market treatment enhances balance sheet restructuring flexibility

Lower-Risk Merger

- Predominantly a market expansion with limited disruption to depositors, borrowers and relationship managers
- Pacific Premier has pristine credit (15bps NPAs/Assets)
- Cost savings focused on back-office redundancies with modest expected branch consolidation
- Deep bench of M&A and integration talent at both companies
- Minimal impact to Columbia's capital ratios – no supplemental equity or debt issuance needed
- Pacific Premier Chairman & CEO Steve Gardner to join the Board as a non-executive director

Corporate Fit

- Shared relationship-based operating philosophies, supported by cultures with compatible core values
- Adds Pacific Premier's national HOA banking business with ~$2.6B in deposits serving over 17k HOAs
- Adds Pacific Premier's self-directed IRA trust business with $18B in AUC, $1.1B in deposits and an average account size of ~$592k
- Leverage Pacific Premier's best-in-class API Marketplace to existing Columbia client base for additional revenue opportunities
- Nearly identical deposit composition with top-quartile noninterest-bearing deposit composition

Financially Attractive

- Top-decile peer pro forma profitability ratios (e.g., ROATCE, ROAA, efficiency) imply upside to Columbia's valuation
- Pacific Premier is comparatively overcapitalized with a 20.2% Total RBC ratio and 17.0% CET1 ratio
- 14% 2026E EPS accretion with initial TBVPS dilution recovered in three years (crossover method)
- $0.9B NPV of expected cost savings (assuming 30% cost saves)[1]

1) Assumes 12.5x terminal value multiple applied to pro forma LTM noninterest expense, less amortization of intangibles, with a 25% tax rate, less approximately $146 million of after-tax one-time transaction costs
Source: S&P Capital IQ Pro, Company documents, FDIC

5

Overview of Pacific Premier

Company Overview

- **Pacific Premier Bancorp, Inc. (NASDAQ: PPBI)**
- Founded in **1983**
- Headquarters: **Irvine, CA**
- **58 full-service branches** in major metro areas of the Western U.S.

Overview of National Business Lines

- **Community Association ("HOA") Banking –** Leader of customized cash management, electronic banking services and credit facilities for Home-Owners Associations and property management companies
- **Pacific Premier Trust –** IRA custodial services in all 50 states
- **Small Business Administration –** 15 years as a successful, nationwide preferred lender

PACIFIC PREMIER BANCORP, INC.

$18.1B Total Assets	$12.0B Loans HFI	$14.7B Total Deposits
11.9% TCE / TA	17.0% Tier 1 Capital	20.2% Total RBC
0.80% ROAA	7.5% ROATCE	67.5% Efficiency Ratio

1983	2000	2011	2012	2013	2015	2016	2017	2018	2020	2025
Pacific Premier Bank was founded	New management came in to transform the bank	Acquired Canyon National Bank*	Acquired Palm Desert National Bank*	Acquired First Associations Bank and San Diego Trust Bank	Acquired Independence Bank	Acquired Security California Bancorp	Acquired Heritage Oaks Bancorp and Plaza Bancorp	Acquired Grandpoint Capital, Inc.	Acquired Opus Bank	Partnership with COLUMBIA

* Denotes FDIC-assisted transaction
Note: Financials as of or for the quarter ended March 31, 2025
Source: S&P Capital IQ Pro, Company documents

6

Transaction Summary ▪ 100% common stock; no capital raise required to support the transaction Structure & ▪ Fixed exchange ratio: Pacific Premier shareholders will receive 0.9150 Columbia shares for each Pacific Premier share Consideration ▪ Pro forma ownership: 70% Columbia / 30% Pacific Premier ▪ Implied value per Pacific Premier share: $20.83 ▪ Implied aggregate transaction value: $2.0 billion Implied Transaction ▪ Price / Tangible Book Value per Share: 0.99x Value & ▪ Price / LTM GAAP EPS: 13.7x 1 Multiples ▪ Price / 2026E Consensus EPS: 13.5x ▪ Price / 2026E Consensus EPS + After-Tax Cost Savings: 8.4x ▪ Three Pacific Premier directors invited to join the Columbia board of directors Board of Directors, Management & ▪ Columbia executive leadership team remains intact Company Name ▪ The combined organization will operate under the unified brand of Columbia Bank ▪ Subject to receipt of approvals from Columbia and Pacific Premier shareholders and regulatory approvals Expected Closing ▪ Expected closing in the second half of 2025 1) Based on closing price of Columbia common stock of $22.77 as of April 22, 2025 Note: Assumes 97,069,001 Pacific Premier common shares outstanding, 33,604 outstanding options with a weighted average exercise price of $20.71 and 525,897 other dilutive securities not included in shares outstanding 7

Accelerates Market Share Expansion in Southern California by a Decade or More

Top 10 Market Share in Southern California[1]

Rank	Company	Deposits ($M)	% of Franchise
1	JPMorgan Chase & Co.	180,813	7.5
2	Bank of America Corp.	145,994	7.6
3	Wells Fargo & Co.	134,158	9.8
4	Royal Bank of Canada	53,062	5.6[2]
5	U.S. Bancorp	49,629	9.5
6	East West Bancorp Inc.	43,190	72.0
7	Citigroup Inc.	42,656	3.3
8	Axos Financial Inc.	17,843	92.2
9	Banc of California Inc.	17,743	61.6
10	**Pro Forma**	**14,644**	**26.1**
12	**Pacific Premier**	**13,509**	**92.4**
51	**Columbia**	**1,135**	**2.7**

Superior Market Demographics

Median Household Income ($)


100
95
90
85
80
75
70
88.6K
94.4K
90.1K
78.8K
Columbia
Pacific Premier
Pro Forma
National Average

GDP per Capita ($)


110
100
90
80
70
93.8K
104.5K
96.6K
86.4K
Columbia
Pacific Premier
Pro Forma
National Average

1) Southern California defined as: Bakersfield-Delano, CA, El Centro, CA, Los Angeles-Long Beach-Anaheim, CA, Oxnard-Thousand Oaks-Ventura, CA, Riverside-San Bernardino-Ontario, CA, San Diego-Chula Vista-Carlsbad, CA, San Luis Obispo-Paso Robles, CA and Santa Maria-Santa Barbara, CA MSAs
2) Reflects percentage of Royal Bank of Canada's deposits as of July 31, 2024

Note: Deposit market share and financial data as of June 30, 2024; Pro forma metrics shown for illustrative purposes; Market demographics and gross domestic product data as of most recently reported metrics from the U.S. Census and U.S. Bureau of Economic Analysis
Source: S&P Capital IQ Pro, FDIC, U.S. Census, U.S. Bureau of Economic Analysis

8

Increases Density Throughout Our Footprint

Improves Competitive Position in California

Columbia (60) Pacific Premier (44)


NV
UT
CA
AZ

	Deposits ($M)			Market Share %	
MSA	Market Total	COLB	Pro Forma	COLB	Pro Forma
Los Angeles	$666,836	$1,045	$10,448	0.16	1.57
San Diego	121,655	34	690	0.03	0.57
Inland Empire[1]	77,183	–	1,602	–	2.08
Central Coast[2]	22,743	56	2,493	0.25	8.13

Enhances Density in the Northwest

Columbia (229) Pacific Premier (10)


WA
MT
OR
ID

	Deposits ($M)			Market Share %	
MSA	Market Total	COLB	Pro Forma	COLB	Pro Forma
Seattle	$138,475	$7,154	$7,597	5.17	5.49
Portland	61,865	5,328	5,499	8.61	8.89
Boise	16,560	220	220	1.33	1.33
Spokane	13,128	3,860	3,860	29.40	29.40

Accelerates Growth in Expansion Markets

Columbia (7) Pacific Premier (4)


WY
NV
UT
CO
CA
AZ
NM

	Deposits ($M)			Market Share %	
MSA	Market Total	COLB	Pro Forma	COLB	Pro Forma
Phoenix / Tucson[4]	$188,059	$47	$523	<0.10	0.28
Denver	111,173	*Additional branch locations expected*			
Las Vegas	89,653	–	99	–	0.11
Salt Lake City[3]	53,107	15	15	<0.10	<0.10

1) Inland Empire defined as the Riverside-San Bernadino-Ontario, CA MSA
2) Central Coast defined as the Santa Maria-Santa Barbara, CA and San Luis Obispo-Paso Robles, CA MSAs
3) Excludes specialty finance companies and banks with individual branches that have over $1 billion in deposits in the Salt Lake City MSA
4) Reflects combined deposit market share of the Phoenix-Mesa-Chandler, AZ and Tucson, AZ MSAs

Note: Deposits and market share data sourced from the FDIC as of June 30, 2024 and adjusted to a pro forma basis by the FDIC; Pro forma metrics shown for illustrative purposes and exclude purchase accounting adjustments
Source: FDIC, S&P Capital IQ Pro

9

Complementary Commercial Lending Franchise Adding New Capabilities Unique Pacific Premier Capabilities Middle Market Banking HOA Banking ✓✓✓ ▪ Relationships in 38 states Small Business Banking ✓✓✓ ▪ Over 39k accounts across more than 17k HOAs Healthcare Banking ✓✓✓ ▪ Provides $2.6 billion of deposits with a WAIR of 0.80% Equipment Leasing & Finance ✓✓ International Banking ✓✓✓ Custodial Trust HOA Banking▪ Relationships in all 50 states ✓✓ ▪ Approximately $37 million of fee income generated in 2024 Insurance Solutions ✓✓ ▪ 31k accounts with an average account size of ~$592k Advanced Treasury Management ✓✓ ▪ Operations headquartered in Denver, Colorado Custodial Trust ✓✓ Wealth ✓✓ Escrow and 1031 Exchange ▪ Provides stable core deposits with 2.15% weighted-average cost in 1Q25 Mortgage Banking ✓✓ ▪ Total deposits of $378 million as of March 31, 2025 Retail Banking ✓✓✓ ▪ Approximately $3 million of fee income generated in 2024 Escrow and 1031 Exchange ✓✓ 10 Source: Company documents

Combination of Two High-Quality Franchises Allows for Continued Outperformance Versus Peers Cost of Total Deposits (%) Net Charge-Offs / Avg. Loans (%) Legacy Columbia Legacy Columbia Columbia Pacific Premier All U.S. Banks Columbia Pacific Premier All U.S. Banks (Pre-UMPQ)¹ (Pre-UMPQ)¹ 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2014 2015 201 201 201 201 2020 2021 2022 2023 2024 2021 2022 2023 2024 2025 1) Reflects Columbia Banking System, Inc. financial data for the periods shown prior to January 1, 2023 Note: Columbia financial data prior to the year ended December 31, 2023 reflects Umpqua Holdings Corporation financials; All U.S. Banks financials reflect bank-level industry aggregates for nationwide banks compiled 11 using the FDICB’sa nkFind Suite tool and Statistics at a Glance Source: S&P Capital IQ Pro, FDIC

Seasoned Acquirors with Significant, Successful Acquisition and Integration Experience

COLUMBIA BANKING SYSTEM

Acquired Institution	Completion Date	Total Assets ($M)
Umpqua Holdings Corporation	2/28/2023	$31,848.6
Bank of Commerce Holdings	10/1/2021	1,917.2
Pacific Continental Corporation	11/1/2017	2,546.6
Intermountain Community Bancorp	11/1/2014	920.2
West Coast Bancorp	4/1/2013	2,488.2
Bank of Whitman*	8/5/2011	548.6
First Heritage Bank*	5/27/2011	173.5
Summit Bank*	5/20/2011	142.7
American Marine Bank*	1/29/2010	373.2
Columbia River Bank*	1/22/2010	947.3

PACIFIC PREMIER BANCORP, INC.

Acquired Institution	Completion Date	Total Assets ($M)
Opus Bank	5/31/2020	$8,383.2
Grandpoint Capital, Inc.	7/1/2018	3,104.9
Plaza Bancorp	11/1/2017	1,288.1
Heritage Oaks Bancorp	4/1/2017	2,028.5
Security California Bancorp	1/29/2016	713.7
Independence Bank	1/26/2015	423.2
San Diego Trust Bank	6/24/2013	210.9
First Associations Bank	3/15/2013	375.7
Palm Desert National Bank*	4/27/2012	129.6
Canyon National Bank*	2/11/2011	216.2

Significant M&A experience. The combined Columbia and Pacific Premier teams have completed and successfully integrated 20 transactions since 2010.

* Denotes FDIC-assisted transaction
Note: Includes transactions announced since January 1, 2010 involving Columbia Banking System, Inc., Columbia State Bank, Pacific Premier Bancorp, Inc. and Pacific Premier Bank
Source: S&P Capital IQ Pro

12

A Shared Commitment to Impact:
Supporting Our Communities and Employees

Key Impact Areas

Communities
- Support local charities through Columbia's charitable foundation
- Community philanthropy efforts & associate volunteering
- Responsible business
- Promoting financial inclusion

Customers
- Expanding access to housing
- Small business lending
- Disaster relief lending
- Empowering entrepreneurs
- Increasing financial literacy

Employees
- Developing talent
- Fostering an engaging work environment
- Enabling associate growth
- Prioritizing associate well-being

COLUMBIA BANKING SYSTEM — CRA Rating: Satisfactory

PACIFIC PREMIER BANCORP, INC. — CRA Rating: Outstanding

42,000+ Volunteer Hours	**>1,900** Organizations Supported	**>2,100** Associates Volunteering	**$11.2M+** Charitable Donations
$8.4B[1]+ CRA Qualified Investments	**$1.9B+** CRA Qualified Lending	**51,000[2]** Families Served; **$17.2M[2]** Earned Income Tax Credits; **$11.8M[2]** Tax Preparation Fees Saved	
$1.9B+[3] SBA Loans & Grants	**1,330+** Small Business Workshops	**$1.7B+** Affordable Housing Loans & Awards	**1,360+** Affordable Housing Units Created
~1,500 Financial Education Volunteer Hours	**24,000+** Individuals Reached	**29%** Charitable Budget Dedicated to Financial Education	**~$3.0B** Disaster Relief Loans
165 Associates Sponsored at the Pacific Coast Banking School		**89%** Participation in Gallup Employee Engagement Survey	

1) Includes $8.1 billion committed by Columbia over a five-year period under its Community Benefits Agreement
2) Information reflects Pacific Premier's participation in the VITA Tax Program, delivered through nonprofit partners funded by Pacific Premier
3) Excludes Community Reinvestment Act-qualified small business loans

Note: Data reflects pro forma institution for the calendar year ended December 31, 2023, unless otherwise stated
Source: Company documents

13

Illustrative Valuation Upside

Cost Savings and Expected Multiple Expansion ($M)



$0.9B in NPV[1] created by the merger will be shared by Columbia and Pacific Premier Shareholders
$4,784
$1,913
$6,698
$949
$7,647
$2,264
$5,383
Columbia Market Cap
Pacific Premier Market Cap
Combined Market Cap
NPV of Synergies
Pro Forma Equity Value
Equity Value Contribution

Value of cost synergies represent a 14% increase over the combined valuations of Columbia and Pacific Premier

Columbia – Pro Forma Trading Analysis (2026)



$22.77
$3.08
$1.69
$27.55
Current Price
Maintain Columbia P/E
Columbia Trades at Peer[2] P/E
Pro Forma Price

Opportunity to Regain Columbia's Historical Premium Valuation



$27.55
$8.10
$35.65
Pro Forma Price
Columbia's Pre-Umpqua Premium to Industry[3]
Potential Pro Forma Price

1) Assumes 12.5x terminal value multiple applied to pro forma LTM noninterest expense, less amortization of intangibles, at 30% cost savings with a 25% tax rate, less approximately $146 million of after-tax one-time transaction costs
2) Peer group includes nationwide major exchange-traded banks with total assets between $50 billion and $100 billion as of March 31, 2025
3) Reflects Columbia's Price / 2022E EPS premium compared to the NASDAQ Bank Index's Price / Forward Earnings as of October 11, 2021
Note: Market data as of April 22, 2025; Source: S&P Capital IQ Pro

14

Implied Valuation vs. West Coast Banks¹: 2026E ROATCE vs. Price / Tangible Book Value Illustrative Combined Company 2 R = 47% 2026E ROATCE: 19.5% Implied Price / TBV: 1.71x TCE at Close: $5,278M Implied Equity Value: $9,027M Implied Share Price: $30.24 Transaction improves Implied Upside to COLB Stock Price: +32.8% implied valuation RO C 1) West Coast Banks defined as major exchange-traded banks headquartered in Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah and Washington with total assets between $15 billion and $100 billion; Excludes banks without operations in California 15 Note: Financial data as of the most recently reported quarter; Market data as of April 22, 2025 Source: S&P Capital IQ Pro i e BV

Award Winning Corporate Cultures 16

Appendix

Key Pro Forma Financial Assumptions

Standalone Earnings	▪ Consensus earnings estimates for Columbia and Pacific Premier
Synergies	▪ Estimated $127 million of full run-rate cost savings, or 30% of Pacific Premier's noninterest expense ▪ Cost savings realization expected to be 75% in 2026 and 100% thereafter ▪ Significant revenue enhancements expected, but not included in announced financial metrics
One-Time Costs	▪ $146 million after-tax, 100% realized at or prior to closing for illustrative purposes
Fair Value and Interest Rate Marks (Pre-Tax)	▪ $449 million write-down on Pacific Premier's gross loans, or 3.6% of its projected gross loans at closing (accreted over remaining life of loans) ▪ $327 million write-down of held-to-maturity securities (accreted over remaining life of securities) ▪ $91 million write-down of available-for-sale securities (no impact to tangible common equity at close, accreted over remaining life of securities) ▪ $25 million reversal of existing mark on Pacific Premier acquired loans (reversal of associated accretion over remaining life of acquired loans) ▪ $12 million write-up to fixed assets (depreciated over the remaining life of those assets) ▪ $11 million write-up of time deposits (amortized over the remaining life of time deposits)

Credit Marks / CECL Impact	▪ $96 million pre-tax write-down, or 0.8% of Pacific Premier's projected gross loans at closing (equal to 3.5x non-performing loans[1])
	  ▪ $48 million, or 50% of the total gross credit mark, allocated to purchase credit deteriorated ("PCD") loans
	  ▪ $48 million, or 50% of the total gross credit mark, allocated to non-PCD loans (accreted into earnings over remaining life of loans)
	▪ Day two CECL reserve of $48 million, equal to the mark on non-PCD loans

CDI	▪ Core deposit intangible of 3.3% of Pacific Premier's core deposits (amortized over 10 years using sum-of-years digits)
Other Assumptions	▪ Pacific Premier to call its $275 million of outstanding subordinated debt prior to transaction closing

1) Reflects Pacific Premier's non-performing loans as of March 31, 2025

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Pro Forma Adjustments Summary Tangible Book Value per Share Reconciliation Goodwill Reconciliation Dollar values in millions, except per share amounts Dollar values in millions, except per share amounts Deal Value $2,033 Columbia TBV per Share at Closing $19.14 Pacific Premier Common Equity at Closing $2,970 Existing Intangibles (924) Columbia Common Equity at Closing $5,430 DTL Related to Intangibles 6 Deal Value 2,033 Pacific Premier Unamortized Subordinated Debt Offering Expenses (2) 1 Purchase Accounting Adjustments Transaction Expenses (146) HTM Investment Securities ($327) Pro Forma Common Equity at Closing 7,315 Gross Loans (544) Loan Loss Reserve Reversal 168 Acquired Loan Mark Reversal 25 Columbia Intangible Assets at Closing 1,408 Fixed Assets 12 Goodwill Generated 177 Total Purchase Accounting Adjustments: Assets (666) CDI Generated 416 Deferred Tax Asset / (Liability) 166 Pro Forma Intangibles at Closing 2,001 Time Deposits (11) Total Purchase Accounting Adjustments: Liabilities (11) Net Impact of CECL Reserve on Acquired Loans (36) Deferred Tax Asset / (Liability) 3 Pro Forma Tangible Common Equity at Closing $5,278 Pacific Premier Adjusted Tangible Equity at Closing $1,544 Implied Premium $489 Columbia Common Shares Outstanding at Closing 210,112,415 Premium Allocation Shares Issued to Pacific Premier 88,368,619 Core Deposit Intangible $416 Deferred Tax Asset / (Liability) (104) Pro Forma Common Shares Outstanding 298,481,034 Net CDI Allocation $312 Pro Forma Tangible Book Value per Share $17.68 Goodwill Allocation $177 19 1) Positive numbers are benefits to equity; negative numbers are detriments to equity

Pro Forma Adjustments Summary (Continued) 2026E Earnings per Share Reconciliation 2027E Earnings per Share Reconciliation Dollar values in millions, except per share amounts Dollar values in millions, except per share amounts 2026E Earnings per Share Reconciliation 2027E Earnings per Share Reconciliation Columbia Net Income (Median Consensus Estimate) $600 Columbia Net Income (Median Consensus Estimate) $630 Pacific Premier Net Income (Median Consensus Estimate) 150 Pacific Premier Net Income (Median Consensus Estimate) 176 After-Tax Transaction Adjustments After-Tax Transaction Adjustments Cost Savings (75% Realization) $69 Cost Savings (100% Realization) $96 Accretion from Interest Rate Marks 184 Accretion from Interest Rate Marks 135 Accretion from Non-PCD Credit Mark 15 Accretion from Non-PCD Credit Mark 11 New Intangible Amortization (57) New Intangible Amortization (51) Other Adjustments (2) Other Adjustments 1 Columbia Pro Forma Net Income $961 Columbia Pro Forma Net Income $999 Columbia 2026E Pro Forma EPS $3.24 Columbia 2027E Pro Forma EPS $3.44 Columbia Standalone EPS $2.85 Columbia Standalone EPS $3.00 2026E EPS Accretion to Columbia ($) $0.39 2027E EPS Accretion to Columbia ($) $0.44 2026E EPS Accretion to Columbia (%) 14% 2027E EPS Accretion to Columbia (%) 15% 20

Diversified Pro Forma Loan Portfolio 1Q 2025 Loan Portfolio Composition Combined¹ C&I 22% C&I 13% C&I 20% OO CRE 15% OO CRE 14% OO CRE 16% Non-OO CRE 17% Non-OO CRE 16% Non-OO CRE 18% Multifamily 22% $37.6B $12.0B $49.7B Multifamily 16% Multifamily 44% Retail² 17% Total Total Total Retail² 22% Retail² 2% C&D 5% C&D 6% C&D 3% FinPac³ 3% FinPac³ 4% Othe ⁴ 4% Othe ⁴ 1% 78% Business / 22% Retail 98% Business / 2% Retail 83% Business / 17% Retail 1Q 2025 Yield on Loans: 5.94% 1Q 2025 Yield on Loans: 5.03% 1Q 2025 Yield on Loans: 5.72% 1) Combined composition excludes purchase accounting adjustments 2) “Retail” loan category includes mortgage, home equity lines of credit and consumer 3) Columbia’s FinP “ ac” loan category includes leases and equipment finance loans 21 4) Pacific Premier’s “Other” loan category includes SBA and uick Service Restaurant (“ SR”) franchise loans Note: Financial data as of March 31, 2025; Totals may not sum due to rounding

Combined Deposit Base Demonstrates Shared Approach to Relationship Banking 1Q 2025 Deposit Portfolio Composition Combined¹ Non-IB Non-IB Non-IB 32% 33% 32% Demand Demand Demand IB Demand 20% IB Demand 19% IB Demand 20% Savings Savings Savings $42.2B $14.7B $56.9B 34% 34% 34% & MMDA & MMDA & MMDA Total Total Total Time 7% Time 12% Time 8% Brokered 7% Brokered 2% Brokered 6% 2 2 2 90% Core / 10% Non-Core 93% Core / 7% Non-Core 91% Core / 9% Non-Core 1Q 2025 Cost of Deposits: 1.72% 1Q 2025 Cost of Deposits: 1.65% 1Q 2025 Cost of Deposits: 1.70% 1) Combined composition excludes purchase accounting adjustments 2) Core deposits defined as total deposits less time deposits greater than $250,000 and all brokered deposits Note: Financial data as of March 31, 2025 22

Comprehensive Due Diligence Review Executed by Seasoned M&A Teams

Due Diligence Focal Areas

Income Producing

- Commercial Banking
- Consumer Banking
- Custodial Trust & Escrow
- HOA Banking
- ALCO & Funding Strategy
- Credit & Underwriting

Back Office

- Finance & Accounting
- Human Resources
- Legal, Regulatory & Compliance
- Operations & Risk Management
- Tax & Audit
- Technology & Cybersecurity

Columbia Banking System Diligence Summary[1]

Due Diligence By the Numbers

~1,200	~$8B	60%+	60%+
Individual loans reviewed	Balance of loan portfolio reviewed	CRE loan portfolio reviewed	Total loan portfolio reviewed

Disciplined & Experienced in M&A

- Columbia and Pacific Premier management have significant acquisition and integration experience, having successfully completed 20 bank M&A transactions since 2010
- Experienced team will leverage knowledge from past deals to meticulously plan and execute the integration of core systems for a seamless customer experience
- Management's open communication and transparency with associates fosters trust and collaboration, helping to ensure a shared vision for the expanded franchise is realized

Thorough Due Diligence Process

- Comprehensive process led by Columbia's executive management and senior leadership
- Extensive credit diligence performed, including thorough loan file review to assess risk appetite, underwriting practices, loan administration and risk rating accuracy
- Ensured cultural alignment in management teams' operating philosophy
- Every line of business and support service area was responsible for conducting diligence on their counterpart
- Detailed review of both companies' cost structures and expected synergies

1) Amounts and percentages are approximate

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